UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On November 19, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it is informing the Irish Stock Exchange that it has issued a notice of partial redemption with respect to the 6.000% Senior Secured Notes due 2024 issued by CEMEX Finance LLC (the “Notes”). The aggregate principal amount of the Notes to be partially redeemed is U.S.$350,000,000 of the U.S.$990,075,000 aggregate principal amount of Notes outstanding as of the date of this report. The Notes will be redeemed on a pro rata basis and will trade on a pool factor basis following the redemption. The Notes will be partially redeemed on December 19, 2019. After giving effect to this partial redemption, the aggregate principal amount of Notes to remain outstanding should be U.S.$640,075,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)
Date: November 19, 2019
	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller